

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-mail
Brian W. Kocher
Principal Executive Officer
ChiquitaFyffes Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2, Ireland

>   **Re: ChiquitaFyffes Limited**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 12, 2014**
>   **And Documents Incorporated by Reference**
>   **File No. 333-195564**

Dear Mr. Kocher:

We have reviewed your responses to the comments in our letter dated May 23, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

General

1. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

2. Please provide currently dated consents from the independent registered public accountants in any amendments to this registration statement.

Questions and Answers About the Combination and the Special Meetings, page 1

Q: What proposals are being voted on at the Chiquita special meeting, page 3

3. We note your response to our prior comment 4 and did not find it fully responsive. Please refer to your disclosures on pages 229 to 262 concerning the material differences between the rights of Chiquita shareholders as compared to the rights Chiquita shareholders will have as shareholders of ChiquitaFyffes. We note your legal analysis regarding why unbundling in this context is not required only analyzes certain material differences. Please provide us with your legal analysis for each material difference

referenced on pages 229 to 262. In your legal analysis, please tell us (i) whether the change is required by Irish law or (ii) whether the change is permissible but not required by Irish law. Additionally, with respect to changes that are not required by Irish law, please explain why the differences do not substantively affect shareholders' rights. In this regard, as examples, refer to the "Calling Special Meetings of Shareholders" section on page 244 and the "Shareholder Action by Written Consent" section on page 251. It is not clear to us whether the "Calling Special Meetings of Shareholders" provision is required by Irish law or whether ChiquitaFyffes opted to allow this provision to apply. With regards to written consents, please tell us whether Irish law does not permit written resolutions of shareholders and, if not, explain why this change does not substantively affect shareholders' rights.

Opinions of Chiquita's Financial Advisors, page 79

Goldman Sachs, page 79

Implied Ownership of ChiquitaFyffes Based on Historical Stock Price Performance, page 81

4. We note your response to our prior comment 24 and reissue. Please revise to show how Goldman Sachs arrived at the various implied exchange ratios and implied ownership percentages.

Contribution Analysis, page 81

5. Please revise to disclose the implied enterprise values calculated for Chiquita and Fyffes based on the respective EBITDA multiples.

6. We note your response to our prior comment 25 and reissue. Please revise to show how Goldman Sachs arrived at the various implied equity values, implied share prices and implied exchange ratios.

7. Please advise, with a view towards revised disclosure, why the contribution analysis summary is limited to the relative contribution of Chiquita and Fyffes based on EBITDA for the respective periods and does not also summarize the relative contribution of the companies based on revenue and net income as included in the board book. The board book for this financial analysis also discloses implied ownership percentages for the respective metrics. Please advise, with a view towards revise disclosure, why this information has not been summarized and included in the prospectus.

<u>Wells Fargo Securities, page 86</u>

<u>Selected Companies Analysis, page 90</u>

8. We note your response to our prior comment 28 and reissue in part. Please revise to disclose the enterprise value and EBITDA information for each company and for each respective period.

9. We note that Wells Fargo Securities applied various multiple ranges to calculate implied per share value reference ranges for Chiquita and Fyffes. Please revise to discuss in greater detail why Wells Fargo Securities applied these multiple ranges. Similarly, revise the Selected Transaction Analysis section on page 91 accordingly.

<u>Advice of Fyffes Financial Advisor Pursuant to Rule 3 of the Irish Takeover Rules, page 93</u>

<u>Selected Publicly Traded Companies Analysis, page 95</u>

10. We note that Lazard applied a multiple range of 6.0x to 7.5x to calculate implied enterprise value reference ranges for Chiquita and Fyffes. Please revise to discuss in greater detail why Lazard applied this range. Similarly, revise the Selected Precedent Transactions Analysis section on page 98 accordingly.

<u>Certain Tax Consequences of the Combination, page 121</u>

11. We note your response to our prior comment 34 and did not find it fully responsive. While we note that ChiquitaFyffes expects that shareholders will recognize gain in the combination, we also note that U.S. holders would not recognize any loss in its Chiquita common shares and would not be permitted to net any realized losses against any gain recognized with respect to other Chiquita common shares. Please explain to us why such tax consequence would not be material to shareholders. We may have additional comments upon review of your response. As further explained in our comments below, please revise this section and the exhibit index to reflect that U.S. and Irish tax law opinions and consents of counsel, as applicable, will be filed.

<u>U.S. Federal Income Tax Considerations – Chiquita and ChiquitaFyffes, page 121</u>

<u>Scope of Discussion, page 121</u>

12. We note your response to our prior comment 35 and did not find it fully responsive. Please refer to the first paragraph. An investor is entitled to know of the material U.S. federal income tax consequences. Aside from the tax consequences of the combination discussed above, please explain to us why the tax consequences as a result

of the ownership, the disposition of ChiquitaFyffes ordinary shares and passive foreign investment company status of ChiquitaFyffes would not be material to U.S. shareholders. We note your disclosures on pages 125-126. As the tax considerations appear material to shareholders, please revise this paragraph and this section throughout to clarify that the summary addresses all material U.S. federal income tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. In this regard, we note your disclosure in the fourth paragraph that "[t]his summary… does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the combination or as a result of the ownership and disposition of ChiquitaFyffes ordinary shares." Please delete or revise as discussed above.

13. We note your responses to our prior comments 36 and 37 and found your responses not fully responsive. We note your disclosure in the fourth paragraph that "[t]his summary is for general information purposes only" and "this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder" and similar disclosure in the last paragraph of this section on page 127. Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. Please also delete the last sentence of the fifth paragraph and revise the proxy statement/prospectus throughout as applicable. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Irish Tax Considerations, page 127

14. We note your response to our prior comment 38 and reissue in part. Aside from the Irish tax consequences of the combination discussed on pages 127 and 128, please explain to us why the Irish tax consequences to U.S. shareholders discussed in this section would not be material to shareholders. As the tax considerations appear material to shareholders, please remove the disclosure that "THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY." Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove any inappropriate disclaimers and limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Treatment of Chiquita Stock Options and Other Chiquita Equity-Based Awards, page 136

15. We note from your responses to our prior comments 40 and 41 that upon consummation of the combination and determination of a new grant date, the Fyffes and Chiquita stock options and other Chiquita equity-based awards will be required to be fair valued in accordance with ASC 718 and any incremental compensation expense will be determined and recognized in the post-combination financial statements. In light of the fact that

compensation expense may be recorded in periods subsequent to the merger in connection with the conversion of the Fyffes and Chiquita stock based compensation grants into ChiquitaFyffes stock-based compensation awards, we believe this should be reflected in the pro forma financial statements. Please revise the pro forma statement of operations to include pro forma adjustments giving effect to the conversion of the Fyffes and Chiquita stock-based compensation awards into ChiquitaFyffes stock-based compensation awards and disclose the significant assumptions used in determining such adjustment in the notes to the pro forma financial information. Also, if the amount of such adjustment may vary due to ChiquitaFyffes stock price at the date of the combination, please include disclosure explaining how the amount of this adjustment may vary from that reflected in the pro forma financial information.

Expense Reimbursement Agreement, page 155

16. We note your response to our prior comment 43 and found your response unpersuasive. Please revise to add a section to the proxy statement/prospectus which includes the information required by Item 1015(b) of Regulation M-A with respect to the Lazard opinion. Refer to Item 4(b) of Form S-4. Please also file a copy of the Lazard opinion as an exhibit or furnish a copy as part of the proxy statement/prospectus. Refer to Item 21(c) of Form S-4.

Management's Discussion and Analysis of Financial Condition, page 170

Contractual Obligations and Commercial Commitments, page 190

17. We note your response to our prior comment 53 that you do not intend to present a pro forma table of contractual obligations because such a table is not required by the pro forma guidance. However, we continue to believe that in light of the business combination which will result in a significant increase in contractual obligations and commercial commitments as a result of combining the two companies, it would be useful to investors if you presented a pro forma table of contractual obligations within MD&A or the notes to your pro forma financial information, which reflects the contractual obligations and commercial commitments of the new entity, ChiquitaFyffes, subsequent to the business combination. Footnote disclosure may be added to such a table to indicate that it represents the contractual obligations of the combined company as they are estimated at this time. Please consider revising your filing accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 194

18. We note from the disclosure included on page 100 under the heading "Summary of Material Financial Analysis" that Fyffes has agreed to pay Lazard $4,000,000 for its services in connection with the combination, of which $500,000 became payable upon entry into the transaction agreement and announcement of the combination on March 10, 2014, and the balance of which is contingent upon consummation of the combination. Please revise to include an adjustment to the pro forma balance sheet giving effect to this contingent fee payable upon consummation of the combination or alternatively, please explain whether it has been included in pro forma adjustment 1(e) on page 202 of the registration statement. Also, please revise MD&A to explain how this fee will be accounted for by ChiquitaFyffes in connection with the consummation of the merger transaction.

19. We note your response to our prior comment 57 that because the terms and conditions of the transaction and retention bonuses have not been finalized, ChiquitaFyffes does not believe these bonuses are factually supportable and has therefore not reflected these amounts in the unaudited pro forma condensed combined balance sheet. To the extent that these bonus arrangements are finalized prior to the planned effectiveness of your Form S-4 registration statement, please revise the pro forma balance sheet to include a pro forma adjustment giving effect to these bonus arrangements.

20. We note your response to our prior comment 59 you believe that because the first tranche is non-recurring in nature, you have not included an adjustment for the retention stock award in the pro forma financial statements. However, in light of the fact that it appears from your response that the award will vest over two years (and presumably be expensed over those two years), we believe the expense is recurring in nature and should be included in the pro forma financial statements. Please revise accordingly.

21. Also, to the extent that the performance objectives related to the second tranche of the retention award are established and finalized prior to the effectiveness of your Form S-4 registration statement, please revise the pro forma statements of operations to include adjustments giving effect to compensation expense associated with the second tranche of the retention awards.

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of March 31, 2014, page 201

22. We note your response to our prior comment 64 that you have preliminarily estimated the fair value of trade receivables for the balance at March 31, 2014 to be equal to the pre-existing Fyffes trade receivable balance net of the provision for doubtful accounts and therefore no pro forma adjustment is necessary. However, we do not

believe that your response addressed the second part of our prior comment. As previously requested, in regards to Fyffes trade receivables, please revise to disclose the gross contractual amounts receivable and the best estimate of the contractual cash flows not expected to be collected at the time of the combination. See guidance in ASC 805-20-50-1(b).

Note (B) Pro Forma Adjustments, page 202

(1) Pro Forma Adjustments

(b) Property, Plant and Equipment, page 202

23. We note from your disclosure added in response to our prior comment 68 that the depreciated replacement cost methodology was used to determine fair value of the property, plant, and equipment. Please revise to disclose the nature of the significant assumptions used in this methodology for purposes of determining the fair values of your property, plant and equipment.

(c) Intangible assets, page 203

24. We note your response to our prior comment 69 that certain information used in determining the fair values of Fyffes trademarks and customer relationships is still considered confidential by Fyffes due to regulatory restrictions and the related approval process and therefore details underlying the assumptions cannot be disclosed at this time and will be disclosed in updated filings upon regulatory approval. Please tell us the nature of the underlying assumptions which are subject to regulatory restrictions requiring them to remain confidential and indicate when these restrictions are expected to lapse. To the extent that this will occur prior to the planned effectiveness of your registration statement, please revise the disclosure in footnote (c) to disclose the significant assumptions used in determining the fair values of Fyffes trademarks and customer relationships.

25. We note your response to our prior comment 69 that the useful life of Fyffes customer relationships as reflected in its financial statements, of one to six years is related to Fyffes melon acquisition. We also note from your response that as the combination and fair value of the customer relationships acquired in the Fyffes acquisition is related to all business lines of Fyffes, Chiquitafyffes believes a six to ten year life is reasonable. Please explain in further detail why you believe the useful lives of the customer relationships related to all of the business lines of Fyffes should be longer than that used for customer relationships associated with Fyffe's melon acquisition. We may have further comment upon review of your response.

(e) Accrued Liabilities, page 203

26. We note your disclosure that the $30.5 million of combination-related transaction costs are primarily related to financial advisory and legal costs of approximately $23 million, with the remaining amount for accounting, tax, due diligence and other combination related fees. Please revise to provide more details as to the amount accrued for each significant type of cost included in this accrual.

(f) Equity, page 204

27. We note your disclosure in note (iii) at the top of page 204 that accumulated deficit pro forma adjustments includes $7,581 of transaction-related costs recorded for Chiquita at March 31, 2014. Please explain to us why you are adjusting for transaction costs incurred by Chiquita at March 31, 2013, as we would assume this amount is already included in Chiquita's historical balance sheet. Also, please tell us where the $16,081 adjustment to accrued liabilities discussed in footnote 1(e) has been recorded as an adjustment to pro forma accumulated deficit.

Chiquita Profit Forecast, page 324

Reports on Chiquita Profit Forecast, page 325

28. We note from your disclosure that for the fiscal year ending December 31, 2014, Chiquita has projected EBITDA of $130 to $150 million. In light of the fact that this amount appears to be significantly greater than the EBITDA for the year ended December 31, 2013, please explain to us the nature of the assumptions that support this significant increase in EBITDA. Also, in order to prevent forecasts of only favorable items, we typically believe that a forecast should include forecasted net income. In light of the fact that Chiquita's statements of income reflect a net loss of $15.8 million for the year ended December 31, 2013, we believe that your forecast for the year ended December 31, 2014 should also reflect your expected net income or loss. Please revise to include disclosure of the Company's forecasted net income or loss for 2014.

29. We note your response to our prior comment 79 and found your response unpersuasive. Please revise to add sections to the proxy statement/prospectus which include the information required by Item 1015(b) of Regulation M-A with respect to the reports prepared by PricewaterhouseCoopers Ireland and Goldman Sachs on the Chiquita Profit Forecast and the reports prepared by KPMG and Lazard on the Fyffes Profit Forecast. Refer to Item 4(b) of Form S-4. Please also file copies of the reports as exhibits or furnish copies as part of the proxy statement/prospectus. Refer to Item 21(c) of Form S-4.

30. We note your response to our prior comment 80 and found your response unpersuasive. We note that PricewaterhouseCoopers Ireland and Goldman Sachs also provided reports related to the estimated synergies as disclosed in the Merger Benefit Statement section on page 328. Please revise the proxy statement/prospectus based on the above comment with respect to these reports.

Fyffes Profit Forecast, page 326

31. We note your response to our prior comment 82 that Fyffes does not expect that 2014 EBITA will be materially more favorable than 2014 net income. Please revise your disclosure in this section to indicate this belief.

Fyffes Audited Financial Statements for the Year Ended December 31, 2013

Notes to the Audited Financial Statements

Note 24. Acquisitions, disposals and terminations, page F-41

32. We note your response to our prior comment 89 that due to the existence of the put and call option, under IFRS, the appropriate accounting treatment for the acquisition of these companies was to consolidate 100% of the profits and net assets from the date of acquisition and to recognize the estimated additional deferred contingent consideration as a payable. Please tell us the specific authoritative IFRS literature that you relied upon for your accounting treatment of this transaction using consolidation of 100% of the profits and net assets of the entity from the date you acquired the initial 60% interest in this entity during 2008.

Fyffes Unaudited Interim Financial Statements for the Three Months Ended March 31, 2014

Condensed Group Statements of Movements in Equity, page F-60

33. We note your disclosure that equity was reduced by €985,000 for share options which did not vest and that were credited to the income statement. Please explain to us the nature of this transaction and tell us why you believe it was appropriate to record this adjustment to the income statement.

Exhibit 5.1

34. Please refer to the first paragraph on page 2. Please have counsel delete the following assumptions:
   - "We have assumed the accuracy and completeness of the information disclosed in such searches and that such information has not since the time of such searches been altered. (It should be noted that searches at the Companies Registration Office, Dublin – the central official registry for Irish-incorporated companies – do not necessarily reveal whether or not a resolution has been passed or a petition presented or any other action taken for the winding-up of or the appointment of a receiver or an examiner to a company.)";
   - "We have assumed that the copies of minutes of meetings and/or of resolutions reviewed by us correctly record the proceedings at such meetings and the subject matter which they purport to record and that any meetings referred to in such copies were duly convened, duly quorate and held, that those present at any such meetings were entitled to attend and vote at the meeting and acted *bona fide* throughout.";
   - "We have assumed that none of the resolutions and authorities of the shareholders or directors of the Company upon which we have relied or will rely upon have been or will be varied, amended or revoked in any respect or have expired or will expire."; and
   - "We have also assumed that the memorandum and articles of association of the Company reviewed by us are the current memorandum and articles of association, are up to date and have not been amended or superseded."

35. Please refer to the first paragraph on page 3. Please have counsel delete the last sentence. Investors are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

   You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Special Counsel

cc: Via E-mail
       David J. Friedman, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP